UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )

BranchOut Food Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

105230 106

(CUSIP Number)

July 24, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
□ Rule 13d-1(b)
☒     Rule 13d-1(c)
□ Rule 13d-1(d)

CUSIP No. 105230 106
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kaufman Kapital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) □
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 4,137,826[1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,137,826[1]
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,137,826[2]
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9%[1]
12.		TYPE OF REPORTING PERSON CO
1
This amount includes (i) 1,500,000 shares of common stock into which the convertible notes held by the Reporting Person are convertible, and (ii) 2,637,826 shares of common stock issuable upon the exercise of warrants held by the Reporting Person.  The Reporting Person is currently subject to a 19.9% cap limiting the number of shares common stock that the Reporting Person may hold. Additionally, the warrants are not currently exercisable and will not be exercisable until such time as the Issuer has obtained the approval of its shareholders to the exercise of the warrants under the NASDAQ Listing Rules.

2
The percentage is calculated based upon a denominator that includes (i) 6,009,671 shares outstanding as of July 24, 2024 and (ii) an aggregate of 1,493,039 shares that are issuable upon conversion of the convertible notes by the Reporting Person, taking into account the 19.9% cap to which the Reporting Person is subject and the inability of the Reporting Person to exercise the warrants until the Issuer has obtained the approval of its shareholders to the exercise of the warrants under the NASDAQ Listing Rules.

CUSIP No. 105230 106
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel L. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) □
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 4,137,826[1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,137,826[1]
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,137,826[2]
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9%[1]
12.		TYPE OF REPORTING PERSON Individual
1
This amount includes (i) 1,500,000 shares of common stock into which the convertible notes held by the Reporting Person are convertible, and (ii) 2,637,826 shares of common stock issuable upon the exercise of warrants held by the Reporting Person.  The Reporting Person is currently subject to a 19.9% cap limiting the number of shares common stock that the Reporting Person may hold. Additionally, the warrants are not currently exercisable and will not be exercisable until such time as the Issuer has obtained the approval of its shareholders to the exercise of the warrants under the NASDAQ Listing Rules.

2
The percentage is calculated based upon a denominator that includes (i) 6,009,671 shares outstanding as of July 24, 2024 and (ii) an aggregate of 1,493,039 shares that are issuable upon conversion of the convertible notes by the Reporting Person, taking into account the 19.9% cap to which the Reporting Person is subject and the inability of the Reporting Person to exercise the warrants until the Issuer has obtained the approval of its shareholders to the exercise of the warrants under the NASDAQ Listing Rules.

ITEM 1(a).	NAME OF ISSUER: BranchOut Food Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 205 SE Davis Avenue, Suite C, Bend, Oregon 97702

ITEM 2(a).	NAME OF PERSON FILING: Kaufman Kapital LLC and Daniel L. Kaufman as the sole member and control person of Kaufman Kapital LLC (the “Reporting Persons”)
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
The address of the principal business office of the Reporting Persons is 2158 Park Boulevard, San Juan, Puerto Rico 00913.

ITEM 2(c)	CITIZENSHIP: The place of organization of Kaufman Kapital LLC is Delaware. Mr. Kaufman is a U.S. citizen.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value per share (“Common Stock”)

ITEM 2(e).      CUSIP NUMBER:

105230 106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4.	OWNERSHIP:
Items 5-11 of the cover page is incorporated herein by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
See Item 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: See Items 3 and 4.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10.
CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS

None.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated:  August 8, 2024
KAUFMAN KAPITAL LLC

By: /s/ Daniel L. Kaufman
Name:	Daniel L. Kaufman
Title:	Managing Member

By: /s/ Daniel L. Kaufman
Daniel L. Kaufman